SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 9, 2021
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Ginah Yun
Name: Ginah Yun
Title: Director

KT 3Q21 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3557, 3254, 3564, 5344 Fax : +82-2-3495-5917 2

1 3Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 3

1 3Q21 Highlights

Financial

Consolidated	Revenue	6,217.4 bn. (YoY + 3.6%)
	Operating Profit	382.4 bn. (YoY +30.0%)
KT Separate	Revenue	4,664.7 bn. (YoY + 3.2%)
	Operating Profit	259.1 bn. (YoY +24.3%)

Operations

Sustaining Telco and Platform biz growth

DIGICO

Strong growth momentum in B2B DX

- Recorded the best quarterly B2B order intake of KRW 1 tn.
- AI/DX(IDC/Cloud) Rev. up YoY +29.7%
- Launched new services such as AI Secretary, Service robots and etc.

TELCO

Solid growth from Telco business

- 5G subs increased to 5.61 mn
- Mobile service rev. up YoY +3.8%
- Broadband rev. up YoY +2.4%

Accelerating progress in Group restructuring

epsilon: **Epsilon acquisition → Enhancing Global data**

kt skylife: **Hyundai HCN acquisition → Strengthening 1st position in Korean pay tv market**

GENIE MUSIC: **Millie's Library acquisition → Broadening AI Audio platform business areas**

kt StudioGenie: **Business restructuring → Contents production**

- Capital increase of KRW 175bn
- Seezn establishment & Hyundai media Acquisition

Kbank: **2 consecutive quarters profit improvement**

4

2 DIGICO transformation • 4 Business Categories by customer and BM—Telco B2C, Telco B2B, DIGICO B2C, DIGICO B2B • B2B/DIGICO revenue portion target to 50% by 2025, which is currently 39% in 2021 (KT Separate, each 3Q accumulated revenue) (BM type) TELCO DIGICO Mobile·Broadband·Telephony and etc. IPTV·Contents and etc. B +1.5% +15.9% 2 6.95 7.05 1.34 1.56 C tr won tr won tr won tr won 2019 2021 B2B 2019 2021 (Customer DIGICO ) 39% Line Lease·Corp Messaging and etc. AI·IDC·Cloud and etc. B +0.6% +8.4% 2 1.47 1.48 1.41 1.52 B tr won tr won tr won tr won 2019 2021 2019 2021 5

1 3Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 6

Income Statement K-IFRS / Consolidated Total revenue increased +3.6% YoY with balanced growth in both Telco and Digital platform business Operating income increased +30.0% YoY with revenue growth and efficient cost spending (flnit: KRW bn) 3Q20 2Q21 3Q21 QoQ YoY Operating Revenue 6,001.2 6,027.6 6,217.4 3.1% 3.6% Service Revenue 5,240.0 5,336.8 5,402.4 1.2% 3.1% Handset Revenue 761.2 690.9 815.0 18.0% 7.1% Operating Expense 5,707.2 5,551.8 5,835.0 5.1% 2.2% Operating Income 294.0 475.8 382.4 -19.6% 30.0% Margin 4.9% 7.9% 6.2% -1.7%p 1.3%p Margin* 5.6% 8.9% 7.1% -1.8%p 1.5%p Non-op. Income/Loss 20.1 46.8 97.9 109.0% 386.2% Income before taxes 314.2 522.7 480.3 -8.1% 52.9% Net Income 229.9 370.8 337.7 -8.9% 46.9% Margin 3.8% 6.2% 5.4% -0.8%p 1.6%p EBITDA 1,199.3 1,373.2 1,277.5 -7.0% 6.5% Margin 20.0% 22.8% 20.5% -2.3%p 0.5%p ? OP Margin* = Operating Income/Service Revenue 7

Operating Expenses K-IFRS / Consolidated (flnit: KRW bn) 3Q20 2Q21 3Q21 QoQ YoY Operating Expenses 5,707.2 5,551.8 5,835.0 5.1% 2.2% Labor Cost 1,082.3 1,025.5 1,090.0 6.3% 0.7% General Expense 2,385.3 2,380.9 2,447.7 2.8% 2.6%—Depreciation 905.3 897.3 895.1 -0.2% -1.1% Cost of Service Provided 823.9 795.0 835.8 5.1% 1.5% Selling Expense 614.3 608.4 582.0 -4.3% -5.2% Cost of Handset sold 801.4 741.9 879.4 18.5% 9.7% Selling Expense (KT Separate) (flnit: KRW bn) 3Q20 2Q21 3Q21 QoQ YoY Selling Expense 641.9 641.8 -3.1% -3.1% 8

Financial Position K-IFRS / Consolidated (flnit: KRW bn) 3Q20 2Q21 3Q21 QoQ YoY Assets 36,449.2 34,139.0 35,831.2 5.0% -1.7% Cash & Cash equivalents 2,990.9 3,097.0 3,088.9 -0.3% 3.3% Liabilities 20,794.0 18,475.2 19,733.7 6.8% -5.1% Borrowings 7,850.9 7,755.7 8,396.1 8.3% 6.9% Equity 15,655.1 15,663.8 16,097.5 2.8% 2.8% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 4,860.0 4,658.7 5,307.2 13.9% 9.2% Debt / Equity 132.8% 117.9% 122.6% 4.7%p -10.2%p Net Debt / Equity 31.0% 29.7% 33.0% 3.3%p 2.0%p Debt/Equity Net Debt/Equity 121.0% 127.5% 120.1% 124.9% 132.8% 118.7% 122.6% 28.1% 32.9% 37.6% 32.8% 31.0% 30.1% 32.4% 29.7% 33.0% 3Q 19 4Q 19 1Q 20 2Q 20 3Q 20 4Q 20 1Q 21 2Q 21 3Q 21 9

K-IFRS / Separate CAPEX CAPEX executed 1,464.8 bn won till 3Q21 - Access Network 730.5 bn, Backbone Network 228.3 bn, B2B communications 217.9 bn, others 288.1 bn 3,313 3,257 (flnit: KRW bn) Access Network Backbone Network B2B Others 2,872 1,870 2,514 2,397 2,359 2,250 1,977 2,199 1,593 1,362 1,316 1,133 1,196 1,465 466 241 736 2013 428 394 330 2014 492 362 227 2015 452 517 258 2016 497 298 259 2017 189 2018 408 367 284 2019 532 419 329 2020 731 228 218 288 2021 3Q 10

1 3Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 11

KT—Wireless Wireless service revenue up +3.8% YoY with solid growth of 5G subscribers Total number of 5G subscribers recorded 5.61 million(39% of Handset subscribers) K-IFRS / Separate (flnit: KRW bn) 3Q20 2Q21 3Q21 QoQ YoY Wireless 1,742.1 1,788.5 1,794.7 0.3% 3.0% Service 1,636.2 1,688.5 1,697.8 0.6% 3.8% Interconnection 105.9 100.0 96.9 -3.1% -8.5% Subscribers (flnit: Thousands) 21,771 21,922 21,976 22,133 22,333 22,305 22,427 22,621 22,735 1,055 1,419 1,778 2,237 5G 14,124 (5G incl.) 3,856 3,792 14,165 (5G incl.) 3,985 3,772 14,231 (5G incl.) 4,100 3,645 14,291 (5G incl.) 4,325 3,517 14,324 (5G incl.) 4,517 3,492 14,335 (5G incl.) 3,054 4,917 14,364 (5G incl.) 3,069 4,994 14,373 (5G incl.) 3,124 5,124 14,331 (5G incl.) 3,204 5,201 Handset 2nd Device/IoT MVNO 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 12

KT – Fixed Line/IPTV K-IFRS / Separate Telephony revenue decline mitigated(-1.2% YoY) and Broadband revenue increased +2.4% YoY underpinned by solid growth in subscriber base IPTV revenue up +3.1% YoY with consistent subs growth and platform revenue growth (flnit: KRW bn) 3Q20 2Q21 3Q21 QoQ YoY Telephony 373.0 370.5 368.4 -0.6% -1.2% Broadband 498.7 507.4 510.7 0.7% 2.4% IPTV 459.3 466.6 473.4 1.4% 3.1% Broadband Subscriber (flnit: Thousands) 8,962 8,962 9,043 9,130 9,171 9,276 9,359 9,432 IPTV Subscriber (flnit: Thousands) 8,351 8,422 8,559 8,687 8,763 8,893 9,021 9,122 61.0% 62.1% 62.9% 63.4% 64.1% 64.5% 64.9% 65.1% 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 Subscribers % of GiGA 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 ? Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law - Number of KT pay TV subscriber is 7,872,660 in 2H 2020 (6 month average) 13

KT – B2B and others B2B total revenue up +6.0% YoY with data traffic increase and Digital demands growth AI/DX revenue up +29.7% with continued growth in AICC, IDC, Cloud and others K-IFRS / Separate (flnit: KRW bn) 3Q20 2Q21 3Q21 QoQ YoY B2B 686.4 691.3 727.7 5.3% 6.0% Corporate Fixed Line 266.9 278.6 274.1 -1.6% 2.7% Corporate IT/Solution 295.2 275.5 292.3 6.1% -1.0% AI/DX 124.3 137.2 161.2 17.5% 29.7% Real estate 45.4 43.6 44.3 1.6% -2.5% Handset revenue 715.5 610.9 745.6 22.1% 4.2% ? Most of Bizmeka revenue, which was in AI/DX, transferred to Corp. IT/Solution due to the decision of business termination and reallocation (Retrospectively reflected in revenue of FY2020) B2B revenue breakdown AI/DX 20% Corp. IT/Solution Corp. Lines AI/DX IDC, Cloud, AI Platform, Block chain, Smart mobility, etc. Corp. IT/Solution SI, Global ICT, Energy, Video security, etc. Corp. Lines Line lease, Kornet 14

Major subsidiaries K-IFRS / consolidated(each subsidiary) BC card revenue up +2.9% YoY from increased credit card transaction volume Contents subsidiaries revenue up +24.6% YoY with growth of digital ads, T-Commerce and others Subsidiaries Revenue (flnit: KRW bn) ? Contents subsidiaries : KT Seezn(3Q21) added OP contribution by subsidiaries in total 83.5 89.2 85.5 78.2 (flnit: KRW bn) 124.7 123.3 47.7 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 15

1 3Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 16

1 # K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	3Q 20	4Q 20	1Q 21	2Q 21	3Q 21
Operating revenue	6,001.2	6,207.3	6,029.4	6,027.6	6,217.4
Service revenue	5,240.0	5,302.5	5,230.4	5,336.8	5,402.4
Handset revenue	761.2	904.7	799.1	690.9	815.0
Operating expense	5,707.2	6,045.5	5,585.2	5,551.8	5,835.0
Service expense	4,905.7	5,037.5	4,716.8	4,809.8	4,955.6
Labor cost	1,082.3	1,053.8	1,024.2	1,025.5	1,090.0
General expense	2,385.3	2,440.5	2,320.7	2,380.9	2,447.7
Cost of svc provided	823.9	860.6	757.4	795.0	835.8
Selling expense	614.3	682.6	614.4	608.4	582.0
Cost of device sold	801.4	1,008.1	868.5	741.9	879.4
Operating income	294.0	161.7	444.2	475.8	382.4
N-OP income (loss)	20.1	-178.0	24.0	46.8	97.9
N-OP income	157.8	302.7	245.0	145.6	307.6
N-OP expense	142.6	502.2	226.7	126.8	273.8
Equity Method (G/L)	4.9	21.5	5.7	28.1	64.1
Income bf tax	314.2	-16.3	468.2	522.7	480.3
Income tax	84.2	-53.4	141.7	151.9	142.6
Net income	229.9	37.2	326.5	370.8	337.7
NI contribution to KT	203.3	67.7	302.6	338.8	310.9
EBITDA	1,199.3	1,067.1	1,345.3	1,373.2	1,277.5
EBITDA Margin	20.0%	17.2%	22.3%	22.8%	20.5%

KT Separate	3Q 20	4Q 20	1Q 21	2Q 21	3Q 21
Operating revenue	4,520.5	4,590.0	4,574.5	4,478.8	4,664.7
Service revenue	3,805.0	3,785.5	3,822.9	3,867.9	3,919.1
Handset revenue	715.5	804.5	751.6	610.9	745.6
Operating expense	4,312.0	4,476.1	4,208.5	4,127.6	4,405.6
Service expense	3,569.5	3,610.3	3,443.8	3,531.7	3,662.8
Labor cost	629.2	548.1	569.0	567.1	629.3
General expense	1,690.4	1,761.4	1,644.8	1,714.9	1,763.9
Cost of svc provided	592.6	592.9	584.4	594.9	634.4
Selling expense	657.3	707.9	645.6	654.9	635.2
Cost of device sold	742.5	865.7	764.7	595.9	742.8
Operating income	208.5	114.0	366.0	351.2	259.1
N-OP income (loss)	12.6	-182.5	86.3	50.2	50.2
N-OP income	95.6	278.9	289.3	148.6	279.9
N-OP expense	82.9	461.4	203.0	98.4	229.7
Income bf tax	221.1	- 68.5	452.2	401.4	309.3
Income tax	58.1	- 83.0	117.8	104.6	80.6
Net income	163.0	14.5	334.4	296.8	228.7
EBITDA	1,012.3	919.6	1,173.6	1,159.4	1,061.1
EBITDA Margin	22.4%	20.0%	25.7%	25.9%	22.7%

17

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	3Q 20	4Q 20	1Q 21	2Q 21	3Q 21
Assets	36,449.2	33,662.5	33,547.6	34,139.0	35,831.2
Current assets	14,211.2	11,154.2	11,567.1	11,695.3	11,897.4
Cash & cash equi.	2,990.9	2,634.6	2,753.1	3,097.0	3,088.9
Trade & other rec	4,272.5	3,840.2	4,029.5	3,785.5	4,156.5
Inventories	851.9	534.6	591.9	474.1	406.6
Other current asset	6,095.9	4,144.7	4,192.6	4,338.8	4,245.3
- Prepaid_Contract cost	1,379.9	1,345.7	1,310.8	1,279.0	1,291.8
- Contract assets	382.9	392.3	415.8	441.5	482.8
Non-current assets	22,237.9	22,508.4	21,980.5	22,443.6	23,933.8
Trade & other rec	1,060.6	1,128.5	945.3	958.5	814.3
Tangible assets	13,773.5	14,206.1	13,877.4	13,627.3	13,720.8
Other current assets	7,403.8	7,173.7	7,157.8	7,857.8	9,398.7
- Prepaid_Contract cost	466.4	458.2	448.2	447.7	472.4
- Contract assets	176.5	194.2	209.4	219.5	230.8
Liabilities	20,794.0	18,111.1	18,209.7	18,475.2	19,733.7
Current liabilities	11,535.4	9,192.5	9,271.5	8,325.7	9,381.3
Trade & other payables	8,255.6	6,210.1	5,969.6	5,741.7	6,155.8
Short-term borrowings	1,546.0	1,418.1	1,449.0	945.9	1,588.2
Others	1,733.8	1,564.3	1,853.0	1,638.1	1,637.3
- Contract liabilities	316.3	327.1	321.2	288.5	270.4
Non-current liabilities	9,258.6	8,918.6	8,938.2	10,149.5	10,352.4
Trade & other payables	810.0	807.5	690.4	1,178.9	1,082.7
Long-term borrowings	6,304.9	5,898.2	6,275.7	6,809.8	6,807.9
Others	2,143.8	2,212.9	1,972.1	2,160.8	2,461.8
- Contract liabilities	52.2	57.1	50.0	43.9	43.7
Equity	15,655.1	15,551.4	15,337.9	15,663.8	16,097.5
Retained earnings	12,138.4	12,155.4	12,113.9	12,506.1	12,821.7

KT Separate	3Q 20	4Q 20	1Q 21	2Q 21	3Q 21
Assets	28,774.1	28,027.9	27,693.7	28,203.4	28,607.5
Current assets	8,098.4	7,155.7	7,287.3	7,254.5	7,533.0
Cash & cash equi.	1,911.6	1,541.2	1,564.4	1,926.7	1,829.5
Trade & other rec	3,473.7	3,127.0	3,353.6	3,069.8	3,430.9
Inventories	649.4	353.3	349.8	262.2	186.6
Other current asset	2,063.7	2,134.2	2,019.6	1,995.9	2,086.1
- Prepaid_Contract cost	1,432.8	1,406.9	1,398.9	1,378.5	1,372.7
- Contract assets	338.2	343.4	351.1	352.7	360.6
Non-current assets	20,675.7	20,872.2	20,406.4	20,948.9	21,074.5
Trade & other rec	1,001.3	1,080.3	898.9	906.8	760.2
Tangible assets	11,502.2	11,999.7	11,725.9	11,511.7	11,463.6
Other current assets	8,172.2	7,792.2	7,781.6	8,530.4	8,850.7
- Prepaid_Contract cost	454.7	454.8	445.1	439.3	441.5
- Contract assets	106.5	118.8	125.6	128.5	134.7
Liabilities	15,467.8	14,824.4	14,681.3	14,877.6	15,016.2
Current liabilities	7,037.2	6,608.0	6,563.9	5,767.9	6,419.4
Trade & other payables	4,670.0	4,568.4	4,409.4	3,987.6	4,240.0
Short-term borrowings	1,381.4	1,228.8	1,204.5	823.8	1,196.0
Others	985.9	810.8	950.0	956.4	983.4
- Contract liabilities	319.7	316.8	325.0	318.7	316.0
Non-current liabilities	8,430.5	8,216.4	8,117.4	9,109.7	8,596.8
Trade & other payables	1,530.5	1,512.9	1,206.2	1,874.9	1,731.6
Long-term borrowings	6,080.7	5,717.0	5,973.1	6,265.5	5,947.2
Others	819.3	986.5	938.1	969.3	918.1
- Contract liabilities	50.9	54.6	54.1	51.7	50.0
Equity	13,306.3	13,203.5	13,012.4	13,325.8	13,591.3
Retained earnings	11,247.5	11,233.7	11,221.4	11,517.5	11,746.6

18

K-IFRS / Separate

3 Subscribers

Wireless	3Q 20	4Q 20	1Q 21	2Q 21	3Q 21	QoQ	YoY
Subscribers (Unit: Thousands)[1]							
Total	22,333	22,305	22,427	22,621	22,735	0.5%	1.8%
Net additions	200	-28	122	194	114	-41.2%	-42.9%
Gross additions	1,033	999	1,165	1,041	986	-5.3%	-4.5%
Deactivation[2]	833	1,026	1,043	847	871	2.8%	4.5%
Churn rate	1.2%	1.5%	1.6%	1.3%	1.3%	0.0%p	0.1%p
LTE	16,774	16,174	15,739	15,504	15,161	-2.2%	-9.6%
5G	2,813	3,619	4,404	5,014	5,617	12.0%	99.7%
LTE+5G Penetration rate	87.7%	88.7%	89.8%	90.7%	91.4%	0.7%p	3.7%p
ARPU (KRW)[3]	31,620	31,946	32,003	32,342	32,476	0.4%	2.7%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)

Note 2) Deactivation: Mandatory deactivation included

Note 3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G, IoT included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter

Fixed Line/IPTV	3Q 20	4Q 20	1Q 21	2Q 21	3Q 21	QoQ	YoY
Subscribers (Unit: Thousands)							
Telephony	13,732	13,582	13,460	13,329	13,218	-0.8%	-3.7%
PSTN	10,594	10,449	10,311	10,169	10,037	-1.3%	-5.3%
VoIP	3,138	3,133	3,149	3,159	3,180	0.7%	1.4%
Broadband	9,130	9,171	9,276	9,359	9,432	0.8%	3.3%
IPTV (OTV+OTS)	8,687	8,763	8,893	9,021	9,122	1.1%	5.0%

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law

- Number of KT pay TV subscriber is 7,872,660 in 2H 2020 (6 month average)

19